FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of February, 2003

Commission File Number    001-31335

                               AU Optronics Corp.
                (Translation of registrant's name into English)

                              No. 1 Li-Hsin Road 2
                         Science-Based Industrial Park
                                Hsinchu, Taiwan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X      Form 40-F
                                      ---                ---


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
----

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes       No  X
                               ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable


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                               INDEX TO EXHIBITS

Item

1. Taiwan Stock Exchange entitled, "The Company's clarification of the reported "The alleged preliminary injunction of Netnify NC. against the Company due to over-due payment of NT$3,600,000"", dated February 14, 2003.

2. Taiwan Stock Exchange filing entitled, "Expiration of the second share buy back period", dated February 16, 2003.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     AU Optronics Corp.

Date: February 18, 2003              By:    /s/ Max Weishun Cheng
                                            --------------------------------
                                            Name:   Max Weishun Cheng
                                            Title:  Chief Financial Officer

                                                                         ITEM 1
                            AU Optronics Corporation
                               February 14, 2003
                            English Language Summary

Subject: The Company's clarification of the reported "The alleged preliminary injunction of Netnify NC. against the Company due to over-due payment of NT$3,600,000"

Regulation: Published pursuant to Article 2-2 of the Taiwan Stock Exchange's operating procedures for the Publication of Material Information by Listed Companies

Content:

1) Parties to the legal matter, name of the court, disposing agency, and reference/case numbers of relevant documents: The Company has not received any court order concerned.

2)   Date of occurrence of the event:2003/02/14

3) Background and circumstances of the matter (including the property/subject matter under dispute):The Company's clarification of the reported "The alleged preliminary injunction of Netnify Tchnology, INC. against the Company due to over-due payment of NT$3,600,000"

4) Course and progression of handling of the matter:Due to commercial terms issue, the two parties are under negotiation.

5) Effect on company finances and business and estimated monetary amount of the effect: Since the NT$3,600,000 accounts for 0.000048 of the 2002 unaudited sales of the Company, there is no material impact on the Company's financial and business status.

6) Countermeasures and status of amelioration: The Company is negotiating with Netnify Tchnology, INC. now.

7)   Any other matters that need to be specified: N/A

                                                                         ITEM 2

                            AU Optronics Corporation
                               February 16, 2003
                            English Language Summary

Subject: Expiration of the second share buyback period

Regulation: Published pursuant to Article 2-35 of the Taiwan Stock Exchange's operating procedures for the Publication of Material Information by Listed Companies

Content:

1) Originally determined ceiling on total monetary amount of the share repurchase: NT$470,000,000

2) Original scheduled period for the repurchase: Between December 17, 2002 and February 16, 2003.

3) Originally determined number of shares to be repurchased: 20 million shares

4)   Originally determined type of shares to be repurchased: Common share

5) Originally determined repurchase price range: NT$17.5 to NT$23.5. If the stock price goes below the lower limit, the Company will continue to buy back.

6)   Date of expiry of the repurchase period or completion of the repurchase:
     2003/02/16

7)   Number of shares repurchased: 12 million shares

8)   Type of shares repurchased: Common share

9)   Total monetary amount of shares repurchased: NT$250,786,300

10)  Average repurchase price per share: NT$20.90

11)  Cumulative number of own shares held: 12 million shares

12) Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company's issued shares: 0.3%

13) Reason for non-completion of the share repurchase at expiry of the repurchase period: To the interest of shareholders and employees.

14)  Any other matters that need to be specified: N/A